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                          November 16, 2023

       Sherif Abdou
       Chief Executive Officer
       P3 Health Partners Inc.
       2370 Corporate Circle, Suite 300
       Henderson, NV 89074

                                                        Re: P3 Health Partners
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 9,
2023
                                                            File No. 333-275457

       Dear Sherif Abdou:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Lisa Martin, Esq.